UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 26, 2009.

Exhibit 99.1

Golar LNG - share option plan 2009

The Board of Golar LNG Limited has approved the grant of 250,000 share options to Directors and employees of the Company and its subsidiaries under the terms of the Company’s existing share option scheme. The options have a strike price set at $11.80 per share. One third of the options vest on June 30, 2010 and the remaining two thirds vest one third each year over the following two years, assuming continued employment, and the option period is five years.

The allocation of these options to Primary Insiders is set out in the attached file.

A total of 200,000 options have been exercised on October 22, 2009 at an average price of $13.24 and a strike price of $9.89. After this exercise the total number of outstanding options granted after this grant and the cancellation noted above is 1,546,834.

October 23, 2009
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 26, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer